March 25, 2008
VIA EDGAR
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Inverness Medical Innovations, Inc. Registration Statement on Form S-4 Filed February 14, 2008 File No. 333-149259 (the “Registration Statement”)
Dear Mr. Riedler:
This letter is submitted on behalf of Inverness Medical Innovations, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of February 21, 2008 to the Mr. Ron Zwanziger, Chairman, President and Chief Executive Officer of the Company (the “Comment Letter”).
For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to the comment immediately follows the reproduced text in regular typeface.
Comment 1:
Please revise the disclosure to include updated financial statements for both companies, including pro forma financial information. In addition, the filing should be revised to include 2007 executive compensation disclosure for each person who will serve as an officer or director of the surviving company.

Jeffrey Riedler
Securities and Exchange Commission
March 25, 2008

Response 1:
The Company has amended its Registration Statement in a filing via EDGAR in response to the Staff’s comments. Specifically, the Company has amended its Registration Statement to provide revised disclosure including updated financial statements for both companies, including pro forma financial information. Further, the Company has amended its Registration Statement to include 2007 executive compensation disclosure as required by Item 18(a)(7) for each person who will serve as an officer or director of the surviving company.
We enclose herewith a marked copy of the amendment to the Registration Statement to expedite your review.
As requested in the Comment Letter, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it shall furnish a letter, at the time of such request acknowledging that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570 - 1572.
Very truly yours,
/s/ Scott F. Duggan
Scott F. Duggan, Esq.

cc:	Ron Zwaniger Inverness Medical Innovations, Inc. John L. Krug Securities and Exchange Commission